 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials:

• Press release dated February 25, 2019 announcing results for the quarter and year ended December 31, 2018
• Fourth quarter and year-end earnings call presentation

• EX-4.1 Second Amendment to Credit Agreement

Ferroglobe Reports Results for Fourth Quarter and Full Year 2018

Adjusted EBITDA of $32 million in Q4 2018 and of $253 million in Full Year 2018; Net Debt of $429 million

•	Q4 2018 results:
•	Sales of $603.5 million, compared to $526.8 million in Q3 2018 and $468.2 million in Q4 2017
•	Net loss of $(15.2) million compared to a net loss of $(2.9) million in Q3 2018 and a net profit of $6.3 million in Q4 2017
•	Adjusted net loss attributable to the parent of $(7.0) million compared to an adjusted net profit attributable to the parent of $0.1 million in Q3 2018 and $8.1 million in Q4 2017
•	Adjusted EBITDA of $32.1 million compared to $45.0 million in Q3 2018 and $53.7 million in Q4 2017
•	Full Year 2018 results:
•	Sales of $2.27 billion compared to $1.74 billion in 2017
•	Net income of $83.5 million compared to a net loss of $(5.8) million in 2017
•	Adjusted net income of $52.1 million compared to $18.5 million in 2017
•	Adjusted EBITDA of $253.1 million compared to $184.5 million in 2017
•	Net debt at $428.8 million as of December 31, 2018, compared to $510.9 million at the end of the prior quarter
•	On February 22, 2019, Ferroglobe obtained the consent of its lenders for an amendment to its existing revolving credit agreement

LONDON, February 25, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the fourth quarter and full year 2018.

Q4 2018 Earnings Highlights

“Volumes were strong in Q4, compensating for some of the weakness we experienced at the end of Q3, while pricing in our main products weakened further as a result of challenging market conditions.” said Pedro Larrea, CEO of Ferroglobe. “Our cash generating initiatives in the second half of 2018 delivered a significantly improved balance sheet at the end of the year.”

In Q4 2018, Ferroglobe posted a net loss of $(15.2) million, or $(0.08) per share. On an adjusted basis, Q4 2018 net loss was $(7.0) million, or $(0.05) per share.

Q4 2018 reported EBITDA was $27.1 million, down from $45.0 million in the prior quarter. On an adjusted basis, Q4 2018 EBITDA was $32.1 million, down 28.7% from Q3 2018 adjusted EBITDA of $45.0 million. The Company reported adjusted EBITDA margin of 5.3% for Q4 2018, compared to adjusted EBITDA margin of 8.5% for Q3 2018.

Full Year 2018 Earnings Highlights

For Full Year 2018, Ferroglobe posted a net profit of $83.5 million, or $0.52 per share. On an adjusted basis, Full Year 2018 net profit was $52.1 million, or $0.28 per share.

For the Full Year 2018 reported EBITDA was $296.5 million, up 105.6% from $144.2 million in the prior year. 2018 adjusted EBITDA was $253.1 million, up 37.1% from $184.5 million in 2017. The Company reported adjusted EBITDA margins of 11.1% for Full Year 2018, compared to adjusted EBITDA margins of 10.6% for 2017.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
$,000 (unaudited)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Revenue	$603,519	$526,838	$468,218	$2,274,038	$1,741,693
Net (loss) profit	$(15,244)	$(2,916)	$6,280	$83,484	$(5,822)
Diluted EPS	$(0.08)	$(0.01)	$0.04	$0.52	$(0.00)
Adjusted net (loss) income attributable to the parent	$(7,006)	$77	$8,056	$52,050	$18,516
Adjusted diluted EPS	$(0.05)	$0.00	$0.05	$0.28	$0.11
Adjusted EBITDA	$32,111	$45,042	$53,670	$253,053	$184,533
Adjusted EBITDA margin	5.3%	8.5%	11.5%	11.1%	10.6%

Mr. Larrea continued: “Full year 2018 results are the strongest in Ferroglobe’s history, although our performance in the latter half of the year suffered as a result of deteriorating market conditions. We reacted promptly to this change by optimizing our global production platform while maintaining the flexibility to seize opportunities as the market recovers.  We have curtailed production in our silicon metal and manganese-based alloys businesses. That said, market conditions remain challenging and we continue to look at further measures to control our costs, improve our financial performace and deliver free cash flow.”

Cash Flow and Balance Sheet

Cash flow generated by our operations during Q4 2018 was $109.2 million, with working capital decreasing by $84.1 million. Net debt was $428.8 million as of December 31, 2018, significantly down from $510.9 million as of September 30, 2018.  Mr. Larrea added: “We have delivered on all our cash generating initiatives in the second half of 2018 and achieved a greater than expected net debt reduction. Through this effort, we have been able to navigate a complex 2018.  We added significant new assets in the first half and then encountered deteriorating market conditions in the second half and still ended the year overall with nearly breakeven free cash flow, which includes all cash flows used in investing activities.”

On February 22, 2019, Ferroglobe obtained the consent of its lenders for an amendment to its revolving credit facility that affords the Company additional flexibility under its financial maintenance covenants in the coming quarters.  The amendment suspends the existing covenant to maintain a maximum total net leverage ratio during an interim period beginning with the first quarter of 2019 through the first fiscal quarter of 2020, and provides a new covenant to maintain a maximum secured net leverage ratio and a new covenant to maintain a minimum cash liquidity level. The new covenants will be in effect only during the interim period, after which the existing covenant to maintain a maximum total net leverage ratio will be reinstated.  The amendment also reduced the aggregate commitments under the revolving credit facility from $250 million to $200 million.

“Our top priority remains focusing on our financial performance and generating cash flow through improvements in operations, reductions in working capital, divestiture of non-core assets, and lowered interest expense,” added Mr. Larrea. “We expect to continue to reduce our net debt through the first half of 2019. The renegotiated terms of our revolving credit facility reinforce the strength of our balance sheet and our ability to face evolving market conditions with confidence.”

Discussion of Fourth Quarter 2018 Results

The Company notes that the financial results presented for the fourth quarter and for full year 2018 are unaudited and may be subsequently adjusted for items including impairment of long-lived assets such as the assets associated with our solar-grade silicon project. Any subsequent changes, if required, will be reflected in our audited Annual Report on Form 20-F.

Sales

Sales for the three months ended December 31, 2018 of $603.5 million were 28.9% higher than sales of $468.2 million for the three months ended December 31, 2017. Total shipments in the fourth quarter of 2018 were up 42.1% and the average selling price was down 10.9% versus the same period in the prior year. Sales for the full year 2018 of $2,274 million were up 30.6% compared to $1,742 million for 2017. For the full year, total shipments were up 23.3% and the average selling price was up 5.9% compared with 2017. Sales for the fourth quarter of 2018 and the full year benefited from the Company’s manganese-based alloy plants in Mo i Rana (Norway) and Dunkirk (France), acquired on February 1, 2018, albeit partially offset by lower average selling prices.

Sales Prices & Volumes By Product

	Quarter Ended	Quarter Ended		Quarter Ended		Year Ended	Year Ended
	December 31, 2018	September 30, 2018	Change	December 31, 2017	Change	December 31, 2018	December 31, 2017	Change
Shipments in metric tons:
Silicon Metal	93,364	81,686	14.3%	83,785	11.4%	352,578	325,884	8.2%
Silicon-based Alloys	81,197	75,964	6.9%	70,399	15.3%	311,703	283,021	10.1%
Manganese-based Alloys	147,445	98,280	50.0%	72,374	103.7%	424,358	274,119	54.8%
Total shipments*	322,006	255,930	25.8%	226,558	42.1%	1,088,639	883,024	23.3%

Average selling price ($/MT):
Silicon Metal	$2,429	$2,636	-7.9%	$2,440	-0.5%	$2,647	$2,270	16.6%
Silicon-based Alloys	$1,719	$1,802	-4.6%	$1,741	-1.3%	$1,845	$1,608	14.7%
Manganese-based Alloys	$1,158	$1,211	-4.4%	$1,346	-14.0%	$1,244	$1,327	-6.3%
Total*	$1,668	$1,841	-9.4%	$1,873	-10.9%	$1,870	$1,765	5.9%

Average selling price ($/lb.):
Silicon Metal	$1.10	$1.20	-7.9%	$1.11	-0.5%	$1.20	$1.03	16.6%
Silicon-based Alloys	$0.78	$0.82	-4.6%	$0.79	-1.3%	$0.84	$0.73	14.7%
Manganese-based Alloys	$0.53	$0.55	-4.4%	$0.61	-14.0%	$0.56	$0.60	-6.3%
Total*	$0.76	$0.84	-9.4%	$0.85	-10.9%	$0.85	$0.80	5.9%

* Excludes by-products and other

During Q4 2018, the average selling prices decreased between 4% and 8% for all of our products quarter-over-quarter, reflecting weak overall market conditions. Average selling prices for 2018 are well above 2017 for silicon metal and silicon-based alloys. Manganese-based alloys prices in 2018 have deteriorated significantly despite persistently high ore prices.  We expect the relationship between market prices of manganese-based alloys and ore prices to revert to its historical correlation over time.

Sales volumes in Q4 significantly increased as compared to Q3, partly because of delayed shipments at the end of Q3.  Activity in full year 2018 has shown healthy growth overall, with volume increases over 2017 of 8% to 10% in silicon metal and silicon-based alloys, respectively. A year-to-year comparison of manganese-based alloys volumes is not meaningful in light of the Company’s acquisition of new manganese-based alloy assets in early 2018.

Cost of Sales

Cost of sales was $445.8 million for the three months ended December 31, 2018, an increase from $284.6 million for the three months ended December 31, 2017, primarily driven by higher volumes and higher input costs for raw materials and energy. Cost of sales was $1,444.8 million for the full year 2018, an increase from $1,043.4 million for the same period in 2017, primarily driven by higher sales and increases in energy and raw material prices, particularly the prices of manganese ore and electrodes.

Staff Costs and Other Operating Expenses

Staff costs and other operating expenses for the three months and full year ended December 31, 2018 were $154.4 million and $625.0 million, respectively compared to $142.2 million and $541.9 million for the corresponding periods in 2017. The increases were primarily related to labour costs for the newly acquired manganese-based alloy plants.

Operating (Loss) Profit

Operating (loss) profit was $(3.0) million and $177.4 million, respectively for the three months and full year periods ended December 31, 2018, compared to an operating loss of $(1.6) million and an operating profit of $39.7 million for the three months and full year ended December 31, 2017. Included in the full year 2018 was a $37.3 million bargain purchase gain related to the Company’s purchase of manganese-based alloy plants mentioned above.  The bargain purchase gain was reduced by $7.4 million in the forth quarter of 2018 as a result of purchase price accounting adjustments.

Net (Loss) Profit Attributable to the Parent

As a result of the various factors described above, we reported a net (loss) attributable to the Parent of $(13.3) million, or $(0.08) per share, for the three months ended December 31, 2018 compared to a net profit attributable to the Parent of $6.4 million, or $0.04 for the three months ended December 31, 2017. We reported net income attributable to the Parent of $89.5 million, or $0.52 per share, for the full year 2018, compared to a net loss of $(0.7) million, or ($0.00) per share for 2017.

Adjusted EBITDA

Adjusted EBITDA of $32.1 million, or 5.3% of sales, for the three months ended December 31, 2018 was lower than adjusted EBITDA of $53.7 million, or 11.5% of sales, for the three months ended December 31, 2017. Adjusted EBITDA of $253.1 million, or 11.1% of sales for the full year 2018, was higher than adjusted EBITDA of $184.5 million, or 10.6% of sales for 2017.

Other recent developments

Phillip Murnane has taken a temporary medical leave of absence from his duties as Chief Financial Officer and we expect him to be on leave for the next few weeks. During Phil’s absence, José M. Calvo-Sotelo (Deputy CFO and EVP - Corporate Development of Ferroglobe and former CFO of Grupo FerroAtlántica), is assuming the duties of the CFO.

Conference Call

Ferroglobe management will review the fourth quarter and full year results of 2018 during a conference call at 9:00 a.m. Eastern Time on February 26, 2019.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 4581015). International callers should dial +1 914‑495‑8526 (conference ID 4581015). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/sjakzohb.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted (loss) profit per ordinary share, and adjusted (loss) profit are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success.

Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

José M. Calvo-Sotelo

Deputy Chief Financial Officer & EVP - Corporate Development

Tel:  +44 203-129-2420

Email:   jmcalvosotelo@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Sales	$603,519	$526,838	$468,218	$2,274,038	$1,741,693
Cost of sales	(445,772)	(334,526)	(284,614)	(1,444,793)	(1,043,395)
Other operating income	25,039	5,701	5,158	46,037	18,199
Staff costs	(81,209)	(88,668)	(87,127)	(341,043)	(301,963)
Other operating expense	(73,160)	(64,524)	(55,052)	(283,930)	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(30,062)	(30,750)	(23,830)	(119,137)	(104,529)
Bargain purchase gain	(7,379)	—	—	37,254	—
Impairment losses	(4,435)	—	(30,859)	(4,435)	(30,957)
Other gain	10,477	221	6,479	13,413	575
Operating (loss) profit	(2,982)	14,292	(1,627)	177,404	39,697
Net finance expense	(15,676)	(13,952)	(19,659)	(57,196)	(61,704)
Financial derivatives gain (loss)	1,383	388	(956)	2,838	(6,850)
Exchange differences	(846)	(3,071)	2,500	(11,896)	8,214
(Loss) profit before tax	(18,121)	(2,343)	(19,742)	111,150	(20,643)
Income tax benefit (expense)	2,877	(573)	26,022	(27,666)	14,821
(Loss) profit for the period	(15,244)	(2,916)	6,280	83,484	(5,822)
Loss attributable to non-controlling interest	1,895	1,671	84	6,040	5,144
(Loss) profit attributable to the parent	$(13,349)	$(1,245)	$6,364	$89,524	$(678)

EBITDA	$27,080	$45,042	$22,203	$296,541	$144,226
Adjusted EBITDA	$32,111	$45,042	$53,670	$253,053	$184,533

Weighted average shares outstanding
Basic	170,183	171,935	171,953	171,406	171,949
Diluted	170,183	171,935	172,128	171,530	171,949

(Loss) profit per ordinary share
Basic	$(0.08)	$(0.01)	$0.04	$0.52	$(0.00)
Diluted	$(0.08)	$(0.01)	$0.04	$0.52	$(0.00)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	December 31,	September 30,	December 31,
	2018	2018	2017
ASSETS
Non-current assets
Goodwill	$202,848	$204,264	$205,287
Other intangible assets	65,850	55,997	58,658
Property, plant and equipment	929,421	941,780	917,974
Non-current financial assets	72,865	88,199	89,315
Deferred tax assets	3,304	6,679	5,273
Non-current receivables from related parties	2,288	2,315	2,400
Other non-current assets	16,887	18,206	30,059
Total non-current assets	1,293,463	1,317,440	1,308,966
Current assets
Inventories	459,257	554,676	361,231
Trade and other receivables	156,781	142,233	111,463
Current receivables from related parties	14,226	5,571	4,572
Current income tax assets	27,517	15,848	17,158
Current financial assets	—	2	2,469
Other current assets	8,315	12,898	9,926
Cash and cash equivalents	216,562	131,671	184,472
Total current assets	882,658	862,899	691,291
Total assets	$2,176,121	$2,180,339	$2,000,257

EQUITY AND LIABILITIES
Equity	$943,788	$987,388	$937,758
Non-current liabilities
Deferred income	1,434	4,336	3,172
Provisions	75,750	78,846	82,397
Bank borrowings	132,821	133,056	—
Obligations under finance leases	53,472	57,389	69,713
Debt instruments	341,657	341,102	339,332
Other financial liabilities	32,788	39,867	49,011
Other non-current liabilities	30,369	20,367	3,536
Deferred tax liabilities	68,569	67,513	65,142
Total non-current liabilities	736,860	742,476	612,303
Current liabilities
Provisions	40,586	24,308	33,095
Bank borrowings	8,191	1,341	1,003
Obligations under finance leases	12,999	13,019	12,920
Debt instruments	10,937	2,734	10,938
Other financial liabilities	52,524	54,027	88,420
Payables to related parties	11,128	12,273	12,973
Trade and other payables	256,823	253,591	192,859
Current income tax liabilities	1,826	6,435	7,419
Other current liabilities	100,459	82,747	90,569
Total current liabilities	495,473	450,475	450,196
Total equity and liabilities	$2,176,121	$2,180,339	$2,000,257

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2018	September 30, 2018	December 31, 2018	December 31, 2017
Cash flows from operating activities:
(Loss) profit for the period	$(15,244)	$(2,916)	$83,484	$(5,822)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(2,877)	573	27,666	(14,821)
Depreciation and amortization charges, operating allowances and write-downs	30,062	30,750	119,137	104,529
Net finance expense	15,676	13,952	57,196	61,704
Financial derivatives (gain) loss	(1,383)	(388)	(2,838)	6,850
Exchange differences	846	3,071	11,896	(8,214)
Impairment losses	4,435	—	4,435	30,957
Bargain purchase gain	7,379	—	(37,254)	—
Share-based compensation	1,016	1,050	2,798	2,405
Other adjustments	(10,477)	(221)	(13,413)	(575)
Changes in operating assets and liabilities
Decrease (increase) in inventories	88,903	(25,666)	(103,294)	(16,274)
(Increase) decrease in trade receivables	(13,051)	6,224	(26,597)	50,168
Increase (decrease) in trade payables	5,772	(21,213)	55,410	17,613
Other	9,518	10,543	(22,892)	(12,251)
Income taxes paid	(6,983)	(5,257)	(36,408)	(26,764)
Interest paid	(4,360)	(18,400)	(43,018)	(39,130)
Net cash provided (used) by operating activities	109,232	(7,898)	76,308	150,375
Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(240)	(149)	(3,313)	(811)
Property, plant and equipment	(30,239)	(25,696)	(108,244)	(74,616)
Other	—	—	(8)	(343)
Disposals:
Other non-current assets	—	—	12,734	—
Other	—	947	6,861	—
Acquisition of subsidiary	—	—	(20,379)	—
Disposal of subsidiary	20,533	—	20,533	—
Interest and finance income received	843	638	3,833	952
Net cash used by investing activities	(9,103)	(24,260)	(87,983)	(74,818)
Cash flows from financing activities:
Dividends paid	—	(10,321)	(20,642)	—
Payment for debt issuance costs	(429)	—	(4,905)	(16,765)
Repayment of other financial liabilities	—	—	(33,096)	—
Proceeds from debt issuance	—	—	—	350,000
Increase/(decrease) in bank borrowings:
Borrowings	6,882	25,286	252,200	31,455
Payments	—	—	(106,514)	(453,948)
Proceeds from stock option exercises	—	—	240	180
Other amounts paid due to financing activities	(3,177)	(3,067)	(13,879)	(24,319)
Payments to acquire or redeem own shares	(16,598)	(3,502)	(20,100)	—
Net cash (used) provided by financing activities	(13,322)	8,396	53,304	(113,397)
Total net cash flows for the period	86,807	(23,762)	41,629	(37,840)
Beginning balance of cash and cash equivalents	131,671	155,984	184,472	196,982
Exchange differences on cash and cash equivalents in foreign currencies	(1,916)	(551)	(9,539)	25,330
Ending balance of cash and cash equivalents	$216,562	$131,671	$216,562	$184,472

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
(Loss) profit attributable to the parent	$(13,349)	$(1,245)	$6,364	$89,524	$(678)
Loss attributable to non-controlling interest	(1,895)	(1,671)	(84)	(6,040)	(5,144)
Income tax (benefit) expense	(2,877)	573	(26,022)	27,666	(14,821)
Net finance expense	15,676	13,952	19,659	57,196	61,704
Financial derivatives (gain) loss	(1,383)	(388)	956	(2,838)	6,850
Exchange differences	846	3,071	(2,500)	11,896	(8,214)
Depreciation and amortization charges, operating allowances and write-downs	30,062	30,750	23,830	119,137	104,529
EBITDA	27,080	45,042	22,203	296,541	144,226
Non-controlling interest settlement	—	—	—	—	1,751
Power credit	—	—	—	—	(3,696)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	—	2,608
Accrual of contingent liabilities	—	—	6,044	—	12,444
Impairment loss	8,255	—	30,618	8,255	30,618
Business interruption	—	—	—	—	(1,980)
Revaluation of biological assets	1,144	—	(5,195)	1,144	(5,195)
Step-up valuation adjustment	—	—	—	—	3,757
Bargain purchase gain	7,379	—	—	(37,254)	—
Gain on sale of hydro plant assets	(11,747)	—	—	(11,747)	—
Share-based compensation	—	—	—	(3,886)	—
Adjusted EBITDA	$32,111	$45,042	$53,670	$253,053	$184,533

Adjusted (loss) profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
(Loss) profit attributable to the parent	$(13,349)	$(1,245)	$6,364	$89,524	$(678)
Tax rate adjustment	2,922	1,322	(19,705)	(7,902)	(8,215)
Non-controlling interest settlement	—	—	—	—	1,191
Power credit	—	—	—	—	(2,513)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	—	1,773
Accrual of contingent liabilities	—	—	4,110	—	8,462
Impairment loss	5,613	—	20,820	5,613	20,820
Business interruption	—	—	—	—	(1,346)
Revaluation of biological assets	778	—	(3,533)	778	(3,533)
Step-up valuation adjustment	—	—	—	—	2,555
Bargain purchase gain	5,018	—	—	(25,333)	—
Gain on sale of hydro plant assets	(7,988)	—	—	(7,988)	—
Share-based compensation	—	—	—	(2,642)	—
Adjusted (loss) profit attributable to the parent	$(7,006)	$77	$8,056	$52,050	$18,516

Adjusted diluted (loss) profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Diluted (loss) profit per ordinary share	$(0.08)	$(0.01)	$0.04	$0.52	$(0.00)
Tax rate adjustment	0.02	0.01	(0.11)	(0.05)	(0.05)
Non-controlling interest settlement	—	—	—	—	0.01
Power credit	—	—	—	—	(0.01)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	—	—	—	0.01
Accrual of contingent liabilities	—	—	0.02	—	0.05
Impairment loss	0.03	—	0.12	0.03	0.12
Business interruption	—	—	—	—	(0.01)
Revaluation of biological assets	0.00	—	(0.02)	0.00	(0.02)
Step-up valuation adjustment	—	—	—	—	0.01
Bargain purchase gain	0.03	—	—	(0.15)	—
Gain on sale of hydro plant assets	(0.05)	—	—	(0.05)	—
Share-based compensation	—	—	—	(0.02)	—
Adjusted diluted (loss) profit per ordinary share	$(0.05)	$0.00	$0.05	$0.28	$0.11

Advancing Materials Innovation NASDAQ: GSM Fourth Quarter and Full Year 2018

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated February 25, 2019 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q4 2018 and Full Year 2018 Overview Selected Financial Highlights Near-Term Outlook

I. Q4 2018 and Full Year 2018 Overview

* Adjusted net profit attributable to parent Volumes strong across the portfolio, compensating for Q3 weakness (Volume change vs Q3 2018) Si Metal +14.3% Si alloys +6.9% Mn alloys +50.0% (ASP change vs Q3 2018) Si Metal -7.9% Si alloys -4.6% Mn alloys -4.4% Revenue +14.6% vs Q3 2018 Adjusted EBITDA $32.1 million -28.7% vs Q3 2018 Adjusted EBITDA margin decline of 323 bps to 5.3% Q4 adjusted net loss $(7.0) million* Production curtailments in anticipation of slowing near-term sales Reaction to changing operating environment: Geography Product mix Focus on cash generation initiatives Weaker Q4 2018 performance impacted by softer prices and negative contribution from manganese-based alloys Realignment of commercial strategy for 2019 Adjustment required for platform optimization

Focus on cash-flow generation has allowed delivery of commitments made for H2 2018 Successful amendment of RCF covenants provides additional flexibility for next 12 months Net debt evolution in H2 2018 H2 2018 free cash-flow* $+68M Working capital evolution in H2 2018 Delivery on H2 commitments Increased A/R securitization program to provide additional liquidity: $37m Reduction in Mn ore inventory levels, following ramping-up of the new facilities: $25m Increasing rotation of finished product inventories in key products and adapting production capacity to commercial commitments: $53m Completion of non-core assets divestitures: $20m Free cash-flow near breakeven for full year 2018: $(12)m* * Free cash-flow includes all cash flows provided by investing activities 407 443 359 June 2018 September 2018 December 2018 475 511 429 June 2018 September 2018 December 2018

Quarterly Adjusted EBITDA ($m) Full year Adjusted EBITDA ($m) Quarter-over-quarter Adjusted EBITDA decreased 28.7% Adjusted EBITDA increased 37.1% year-over-year Despite stronger volumes, a weaker pricing environment impacted quarterly adjusted EBITDA 70.4 184.5 253.1 Full Year 2016 Full Year 2017 Full Year 2018 89.6 86.3 45.0 32.1 Q1 2018 Q2 2018 Q3 2018 Q4 2018

Quarterly Revenue Trend – Contribution Per Product ($m) 396 426 452 468 561 583 Quarter-0ver-quarter revenues increased by 14.6% Revenues increased by 30.6% year-over-year 527 604 158 183 194 204 253 238 215 227 111 112 110 123 149 149 137 140 83 84 99 97 98 140 119 171 44 47 49 44 61 56 56 66 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Silicon Metal Si-based Alloys Mn-based Alloys Energy & Other Business

Adjusted EBITDA bridge — Q4 2018 vs. Q3 2018 ($m) Includes $3.3m of Mn ore price improvement Includes: $3.9m of insurance claims $4.7m of sale of excess CO2 emission rights $(2.7)m of audit fees Weaker pricing environment is the main driver of the quarter performance, only partially offset by improved costs and strong energy division 30.9 43.9 56.1 53.7 89.6 86.3 45.0 32.1 1.0 - 28.1 6.1 - 3.9 9.1 2.9 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 Adjusted EBITDA Q3 2018 Volume Price Cost Mining Energy Division Other Adjusted EBITDA Q4 2018

Silicon metal snapshot Volume Trends (mt) Sequential Quarter Product EBITDA Contribution ($m) Commentary Pricing Trends ($/mt) Volumes returned to strong levels in Q4 Pricing in the US this quarter was impacted by higher imports in Q2/Q3 and increased availability of silicon-rich aluminium scrap, with continued deterioration of the pricing indices recently EU pricing continued to be impacted in Q4 by increased imports from Brazil and China, stabilizing since late November. Inventory management required some lower priced sales in Q4 Lower costs and improved technical performance 32.3 20.6 - 15.6 1.9 2.0 Q3'18 Price Volume Cost Q4'18 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 US Index ($) Ferroglobe Avg Price ($) EU Index ($) 75,753 82,881 83,465 83,785 91,615 85,913 81,686 93,364 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18

Silicon-based alloys snapshot Volume Trends (mt) Commentary Sequential Quarter Product EBITDA Contribution ($m) Pricing Trends ($/mt) Ferrosilicon continued to enjoy stable demand Pricing pressure in Europe, still from high levels, as a result of increased imports from Malaysia and other countries US pricing experienced slight decline through Q4 but remained at attractive levels on the back of strong steel demand Continued deterioration of price indices into Q1 2019 26.2 21.2 - 5.8 1.3 - 0.5 Q3'18 Price Volume Cost Q4'18 1,000 1,200 1,400 1,600 1,800 2,000 2,200 FeSi US Index FeSi Ferroglobe Avg Price FeSi EU Index 75,386 70,363 66,873 70,399 76,328 78,214 75,964 81,197 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18

Manganese-based alloys snapshot Commentary Volume Trends (mt) Pricing Trends ($/mt) Sequential Quarter Product EBITDA Contribution ($m) Volumes strong, compensating for weaker shipments in Q3, on the back of a strong steel demand Ore prices have remained at high levels for an extended period of time, adversely impacting the spread, but starting to show weakness in December-January. Improving ore prices have started to have an impact in Q4. Manganese alloy price indices stabilizing since November 2018 800 1,000 1,200 1,400 1,600 US Index ($) SiMn EU 65% Mn DDP EUR/t Mn alloys FG Avg Price USD/t - 8.6 - 8.6 3.3 4.7 - 5.1 - 2.9 Q3'18 Price Manganese Ore Volume Cost Q4'18 63,700 64,403 73,642 72,374 71,176 107,457 98,280 147,445 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18

EBITDA reconciliation ($m) Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Silicon metal 7.3 17.7 20.9 24.3 43.5 41.5 32.3 20.6 Silicon-based alloys 14.9 19.8 18.9 21.6 35.0 31.9 26.2 21.2 Manganese-based alloys 17.8 21.0 24.7 18.5 11.4 7.2 (8.6) (8.6) Other metals 5.6 4.2 2.0 6.5 7.6 8.5 7.0 8.0 Mines 7.0 8.3 9.7 9.7 9.8 10.8 4.2 0.3 Energy 4.1 1.0 (0.2) (1.2) 9.6 5.6 2.4 11.4 Corporate overhead / other (25.9) (28.1) (19.8) (25.7) (27.5) (19.3) (18.5) (20.8) Adjusted EBITDA 30.9 43.9 56.1 53.7 89.6 86.3 45.0 32.1

*Adjusted net profit attributable to parent Volumes up across the portfolio (Volume change vs 2017) Si Metal +8.2% Si alloys +10.1% Mn alloys +54.8% (ASP change vs 2017) Si Metal +16.6% Si alloys +14.7% Mn alloys -6.3% Revenue +30.6% vs Full Year 2017 Adjusted EBITDA $253.1 million +37.1% vs Full Year 2017 Adjusted EBITDA margin increase of 54 bps to 11.1% Full Year 2018 adjusted net profit $52.1 million* Integrating the new manganese-based alloys plants Monitoring product and geographic mix to optimize production footprint Operational and commercial discipline Navigating volatile pricing environment Full Year 2018 performance driven by volumes and prices Delivery Of commercial strategy for 2018 Diversifying and optimizing the Platform

Significant improvement year-over-year, driven by price and volume, partially offset by cost pressure Adjusted EBITDA bridge full year 2018 vs. 2017 ($m) Includes: $(42.3)m energy $(28.0)m electrodes $(18.2)m met coke $(5.0)m paste $(2.7)m coal 70.4 184.5 253.1 166.4 38.9 - 147.9 - 23.3 - 9.5 25.4 18.6 Adjusted EBITDA Full Year 2016 Adjusted EBITDA Full Year 2017 Volume Price Cost Manganese Ore Mining Energy Division Other Adjusted EBITDA Full Year 2018

Selected Financial Highlights

Key Performance Indicators Q4 2018 Q3 2018 Diff, % Full Year 2018 Full Year 2017 Diff, % Shipments (000, mt) 322.0 255.9 25.8% 1,088.6 883.0 23.3% Revenue ($m) 603.5 526.8 14.6% 2,274.0 1,741.7 30.6% Operating (Loss) Profit ($m) (3.0) 14.3 (121.0%) 177.4 39.7 346.9% Net (Loss) Income ($m) (15.2) (2.9) n.a. 83.5 (5.8) n.a. Adjusted Net (Loss) Income ($m) (7.0) 0.1 n.a. 52.1 18.5 181.6% Reported EBITDA ($m) 27.1 45.0 (39.8%) 296.5 144.2 105.6% Adjusted EBITDA ($m) 32.1 45.0 (28.7%) 253.1 184.5 37.1% Adjusted EBITDA Margin (%) 5.3% 8.5% (3.2%) 11.1% 10.6% 0.5% 2018 key performance indicators — income statement

Notes: Financial results are unaudited Net Debt includes finance lease obligations Capital is calculated as book equity plus net debt Free cash-flow defined as “Net cash provided by operating activities” minus “payments for property, plant & equipment” Key Performance Indicators 31/12/20181 30/09/20181 30/06/20181 31/03/20181 31/12/2017 Total Working Capital ($m) 359.2 443.3 407.3 337.3 279.8 Total Assets ($m) 2,176.1 2,180.3 2,225.7 2,301.1 2,000.3 Net Debt2 ($m) 428.8 510.9 475.3 449.3 386.9 Book Equity ($m) 943.8 987.4 1,004.1 979.5 937.8 Net Debt2 / Adjusted EBITDA (x) 1.69x 1.86x 1.83x 1.85x 2.10x Net Debt2 / Total Assets (x) 19.7% 23.4% 21.4% 19.5% 19.3% Net Debt2 / Capital3 (x) 31.2% 34.1% 32.1% 31.4% 29.2% Free cash flow4 ($m) 79.0 (33.6) (34.4) (43.0) 17.2 Free cash flow including all cash flows used/ provided by investing activities ($m) 100.1 (32.2) (19.7) (60.0) 16.9 2018 key performance indicators — balance sheet

Significant improvement in working capital primarily driven by inventory management Working Capital Evolution ($m) Finished Inventory reduction in both existing and new plants drove improved working capital 389 376 280 282 317 348 389 55 90 95 Q4 2018 -$84M 353 389 376 280 282 317 348 292 55 90 95 67 Mar '17 Jun '17 Sept '17 Dec '17 Mar '18 Jun '18 Sept '18 Dec '18 Working Capital (excl New Plants) Working Capital (New Plants)

Gross Debt Decrease in net debt primarily attributable to continued cash generating initiatives Historical Debt Evolution ($m) 600 618 584 571 647 631 643 645 407 435 394 387 449 475 511 429 Mar '17 Jun '17 Sep '17 Dec '17 Mar '18 Jun '18 Sept '18 Dec '18 Net Debt

Full Year 2018 Free Cash-flow Evolution Cash-flow Impacts Increased A/R securitization program to provide additional liquidity ($35m commitment): COMPLETED, $37m achieved Reduction in Mn ore inventory levels, after having ramped-up the new facilities ($20m commitment ): COMPLETED, with a total $25m reduction achieved Increasing rotation of finished product inventories in key products and adapting production capacity to commercial commitments ($20m commitment): COMPLETED, with a total $53m reduction achieved Completion of non-core assets divestitures ($20m): COMPLETED Committed to cash flow generation Note: Free cash-flow defined as “Net cash provided by operating activities“ minus “Payments for property, plant & equipment” Changes in Operating Assets/Liabilities ($97.4m) : including working capital increase linked to newly acquired plants, and working capital build in finished inventory. Interest Paid ($43.0m) : Refinancing of the “9.375% 2022 Senior Notes” was explored during the quarter and will be reconsidered when market conditions improve Payments due to Investments ($108.2m) : normalized recurrent capital expenditure should be in the $70-$80m range Cash Generating Initiatives Implemented in H2 2018 Successful implementation of cash generating initiatives in H2 2018 has allowed close to breakeven free cash-flow for the full year 2018 Free Cash-flow Evolution $m Full Year 2018 Profit for the period 83.5 Adjustment for non-cash items 169.6 Profit adjusted for non-cash items 253.1 Changes in Operating Assets / Liabilities (97.4) Interest paid (43.0) Income tax paid (36.4) Net cash generated by operating activities 76.3 Payments for property, plant and equipment (108.2) Free cash-flow1 (31.9) Other cash-flows provided by investing activities 20.3 Free cash-flow including all cash flows used/provided by investing activities (11.6) FCF YTD FCF incl. disposals & acquisitions YTD FCF Press Release Notes FY 2018 Disposals: Hydro Nitro 22.6 $20.5m disclosed on 24 Dec 2018 Cash paid to acquire PP&E from Hydro Nitro (2.3) Timber 12.7 Other 7.2 Incl 3.068m building disposal in Canada, reported later Total disposals 40.1 40,128.0 40.13 Acquisitions: - Acquisition of Glencore assets (20.4) - Total acquisitions (20.4) 19.75 40.13 20.38

Successful renegotiation of RCF provides additional flexibility and allows us to focus on balance sheet structure RCF downsized by $50m to $200m Covenants will be effective March 31, 2019 – March 31, 2020 Replaced existing Net Leverage covenant with a new Secured Net Leverage ratio Added a new minimum Cash Liquidity covenant Conservative capital structure Focus on deleveraging the balance sheet: net leverage was below target of 2x in every quarter in 2018 Target Net Leverage of 1.5x Target Net Debt of $200m Refinancing of the “9.375% 2022 Senior Notes” being evaluated and we will act when the timing is right Delivering value for shareholders and positioning Ferroglobe for the long-term requires focus on cash flow Balance sheet structure Responsible CAPEX management: Rigorous maintenance, environmental and safety CAPEX program Growth and technology development initiatives suspended Solar-grade silicon metal plant construction on standby until better end-market conditions Total 2019 CAPEX program in the range of $60-$70m New cash-generating initiatives for H1 2019 Non-core assets divestitures: $40m Additional working capital release: $20m Cash-flow priorities for 2019

Near-Term Outlook

Recent Trends: Ferroglobe’s largest steel customers forecasting another year of growth, but noting 2019 is not without uncertainties US continues to benefit from trade actions, while EU challenged by lower volumes and greater imports Chinese steel demand expected to contract for the first time since 2015 — outcome dependent on the stimulus measures Polysilicon / Electronics Recent Trends: Despite PV installations forecasted to set a new record in 2019, lower activity expected in early 2019 Overhang of Chinese action in 2019 — inventory stockpiles being worked down Pick-up in sales expected in back half of the year Recent Trends: Analysts still projecting a deficit in aluminum supply to remain through 2019 Considerable uncertainty remains in the global supply chain due to multiple trade actions, potential sanctions and supply disruptions Auto end market slowing down in EU and USA – lower demand and impact of changing emission standards Aluminum / Auto Recent Trends: Sharp price decrease in China in Q4 2018 Weakening market sentiment despite tightness in the market – partially attributable to seasonality No new capacity additions expected in 2019 and 2020 Customers expecting a good year but buying cautiously Chemicals / Silicones XX% XX% XX% Steel and Specialty Metal End market dynamics: customers approaching 2019 with caution

Commercial outlook across our portfolio for 2019 reflects uncertainties due to overall economic environment

Outlook for 2019

Silicon Metal

- Lingering impact of aluminum scrap in North America and auto emissions issue in Europe continues to influence demand
- Continued erosion of index prices affecting selling prices into Q1 2019
- Maintaining disciplined commercial approach will have a negative near-term impact on volumes
- Tightness in supply / demand. Potential upside as volume activity picks up (H2 2019)

Silicon-Based Alloys

- Ferrosilicon: preference for short term, quarterly contracts, particularly in Europe, or for indexed contracts in the case of the larger customers (consistent with the past)
- Continued erosion of index prices from record highs in 2018, albeit still at profitable levels
- Increased volume expected in the ferrosilicon specialty grades with good momentum in the order book
- Foundry business growth continues, with stable prices

Mn-Based Alloys

- Some signs of price recovery in December 2018 which has stabilized during slower period around Chinese New Year
- Improving trend in spread from reduced ore prices could provide upside as early as Q2
- Improved production cost through manganese ore mix optimization
- Strong demand of refined products (15% of order book), with higher margin

- 24 -

Manganese-based alloys profitability: market price spreads starting to recover XX% Illustrative Spread Evolution for Mn Alloys1 Source: CRU, Ferroglobe. Note: 1 Illustration based on published index prices for SiMn and Mn-Ore (44%) (‘000 t) Spreads (based on published market prices) started to recover in late 2018 and could serve as a catalyst for turnaround in our manganese alloys business, if the trend continues in 2019

Recovering value for shareholders and positioning Ferroglobe for long-term success De-risking the balance sheet Cost reduction and improved competitiveness Continued focus on deleveraging the balance sheet: Net leverage target: 1.5x Net debt target: $200m New cash flow generation initiatives ($60 m in H1-19) Working capital release Asset divestitures Re-evaluation of the asset base to identify potential ‘core’ asset divestitures Quicker reaction to changing market conditions (capacity closures, curtailments, restarts) Responsible CAPEX management Reduction in corporate overhead costs: Legal, financial and other professional services Consolidation of corporate functions Redundancies and streamlining of functions across various geographies Restructuring financial and commercial back-office Idling of less competitive facilities Continued focus on alignment of key technical metrics globally Focus on driving increased productivity by process improvements and raw material mix Prioritize maintenance, environmental, and safety related capex Solar grade silicon metal plant on standby until end market conditions improve R&D initiatives suspended Total 2019 capex program in the range of $60 - $70 million

Headwinds faced in H2 2018 likely to continue in the near-term Strong liquidity and balance sheet, and renewed cost cutting and cash flow generating initatives Fundamental asset value based on strong market position and platform diversification Closing remarks

Q&A

Advancing Materials Innovation NASDAQ: GSM Fourth Quarter and Full Year 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)